                                                               Exhibit (a)(1)(N)

        TB WOOD'S CORPORATION ANNOUNCES WAIVER OF FINANCING CONDITION TO
                   TENDER OFFER AND EXTENSION OF TENDER OFFER


CHAMBERSBURG, PA, October 12, 2005 -- TB Wood's Corporation (Nasdaq: TBWC) announced today that it has entered into a securities purchase agreement among TB Wood's Incorporated, Plant Engineering Consultants, LLC, and TB Wood's Enterprises, Inc., a Delaware corporation (as borrowers), AEA Mezzanine Funding LLC, AEA Mezzanine Fund LP, and AEA Mezzanine (Unleveraged) Fund LP (as purchasers), the Company and T.B. Wood's Canada Ltd. (as guarantors) that will allow the Company and its subsidiaries to issue $15 million of 12% senior subordinated notes, due October 11, 2012, to be purchased by AEA Mezzanine Funding LLC and AEA Mezzanine (Unleveraged) Fund LP (together "AEAMF").

The Company has determined that it can now waive the condition to the tender offer that the Company receive subordinated debt financing on terms and conditions satisfactory to the Company, in its reasonable judgment, sufficient to purchase shares of common stock tendered pursuant to the offer. As a result of the waiver of this financing condition, the Company is further extending the expiration date of its tender offer to purchase up to 1,500,000 shares of its common Stock at a price not greater than $7.50 nor less than $5.00 per share from midnight, New York City time, on Wednesday, October 12, 2005, until midnight, New York City time, on Thursday, October 20, 2005, unless the Company further extends the expiration date of the tender offer. As a result of the extension, participants in the TB Wood's Corporation 401(k) Plan have until 6:00 p.m., New York City time on Tuesday, October 18, 2005 to tender their shares held in the plan. The offer remains subject to certain other conditions specified in the offer to purchase.

The proceeds of the issuance of $15 million of senior subordinated notes will be used to purchase shares pursuant to the Company's previously announced Dutch auction tender offer for up to 1,500,000 shares of its common stock at not less than $5.00 nor more than $7.50 per share, repayment of $2.75 million of the Company's senior bank debt and all expenses applicable to the Offer and related subordinated debt financing. In connection with the issuance of the notes, AEAMF will also receive warrants to purchase up to 174,000 shares of the Company's common stock.

The notes are guaranteed by the Company and T.B. Wood's Canada Ltd. The securities purchase agreement will be subject to customary conditions precedent.

Attached to this press release is certain pro forma and summary historical financial information that is being disseminated to TB Wood's shareholders in connection with this tender offer. All of this information was previously disclosed in Amendment No.4 to the Schedule TO filed with the Securities and Exchange Commission on October 12, 2005.

The information agent is D.F. King & Co., Inc. The depositary is American Stock Transfer & Trust Company. For questions and information, please call the information agent toll free at (800) 669-5550.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF TB WOOD'S COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT TB WOOD'S DISTRIBUTED TO ITS SHAREHOLDERS. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. SHAREHOLDERS AND INVESTORS ALSO MAY OBTAIN A COPY OF THESE DOCUMENTS, AS WELL AS ANY OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WITHOUT CHARGE, FROM D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE TENDER OFFER, BY DIRECTING SUCH REQUEST TO D.F. KING & CO., INC., TOLL FREE AT (800) 669-5550.

About TB Wood's

TB Wood's is an established designer, manufacturer and marketer of electronic and mechanical industrial power transmission products which are sold to North American and international manufacturers and users of industrial equipment. Headquartered in Chambersburg, Pennsylvania, the Company operates production facilities in the United States, Canada, Mexico, Germany, Italy and India. Additional information on TB Wood's and our products can be found online at http://www.tbwoods.com.

Safe Harbor Statement

This press release contains statements which are forward-looking within the meaning of applicable securities laws. These statements include or imply projections of future performance that are based upon the Company's current expectations and assumptions. These expectations and assumptions, as well as the Company's future performance, are subject to a number of risks and uncertainties. Factors that could cause actual results to differ from projected results are discussed in various of the Company's documents on file with the SEC.

Contact:

     Joseph C. Horvath
     Chief Financial Officer
     (717) 264-7161, Extension 4465

    Annex 1 - Summary Historical and Pro Forma Financial Information for the
                          "Dutch Auction" Tender Offer

Summary Historical and Pro Forma Financial Information. The following tables show (a) summary historical financial information about TB Wood's for the fiscal years ended January 2, 2004 and December 31, 2004 and the six-month period ended July 1, 2005 and (b) summary pro forma financial information for the fiscal year ended December 31, 2004 and for the six-month period ended July 1, 2005 assuming
(i) the purchase by us of 1,500,000 shares of common stock in the Offer at the maximum tender offer price of $7.50 per share for an aggregate purchase price of $11.25 million, (ii) a $2.75 million repayment of our senior bank term debt,
(iii) the incurrence of $1.0 million for the fees and expenses owed (A) in connection with a two year extension of our senior bank debt (B) in connection with the subordinated debt facility and (C) in connection with this Offer, and
(iv) the borrowing and issuance of warrants under our proposed new subordinated debt facility bearing an interest rate of 12% per annum in an estimated amount of $15 million.

The summary historical financial information for our fiscal year ended January 2, 2004 and December 31, 2004 and for the quarter ended July 1, 2005 have been derived from our historical financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and in the Current Report on Form 8-K for the quarter ended July 1, 2005 which have been filed with the SEC and should be read in conjunction with, and is qualified in its entirety by reference to, those financial statements and the related notes thereto.

As previously disclosed, the Company had been in discussions with the SEC in connection with a comment letter the Company received during the second quarter of 2005 with respect to its Annual Report on Form 10-K for the year ended December 31, 2004 regarding its accounting treatment in the fourth quarter of 2004 of its post-employment healthcare benefits plan. As previously disclosed in a press release dated September 28, 2005, the Company announced that it had completed its review of its accounting for post-employment healthcare benefit obligations and, after conclusion of its discussions with the Staff of the SEC, had determined that its original accounting treatment of this issue was correct. Accordingly, in light of these conclusions, the Company's previously issued financial statements and other financial information contained in our Form 10-K for the fiscal year ended December 31, 2004 and our Form 10-Q for the first quarter of fiscal year 2005 may be relied upon.

The summary pro forma information is based on our financial information for the fiscal year ended December 31, 2004 and for the six-month period ended July 1, 2005 and gives effect to the Offer's related subordinated debt financing and debt pay down as if they were completed at the beginning of the applicable period for income statement information and at July 1, 2005 for balance sheet information. The impact on interest expense reflected in the pro forma financial information is based on the terms of the existing senior bank debt and the anticipated amount borrowed under the proposed terms of the $15 million of subordinated notes, which are subject to change. The anticipated changes in indebtedness, shareholders' equity and interest expense do not adversely affect our belief in the benefits of the Offer.

                                                                                                             YEAR ENDED
                                                                                                             JANUARY 2,
                                SIX-MONTH ENDED JULY 1, 2005            YEAR ENDED DECEMBER 31, 2004            2004
                          --------------------------------------  -----------------------------------------  -----------

                            ACTUAL     ADJUSTMENTS     PRO FORMA      ACTUAL     ADJUSTMENTS     PRO FORMA       ACTUAL
                          ----------------------------------------------------------------------------------------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net Sales                  $55,555            $0        $55,555      $101,516            $0       $101,516       $96,415
                           =======       =======        =======      ========       =======       ========       =======

Operating income             2,695             0          2,695         8,610             0          8,610           911
Interest expense(1)          1,140           882          2,022         1,618         1,797          3,414           953
                           -------       -------        -------      --------       -------       --------       -------
Income (loss) before
   income taxes              1,555          (882)           673         6,992        (1,797)         5,196           (42)
Income taxes                   686          (353)           333         2,037          (719)         1,318           319
                          ----------------------------------------------------------------------------------------------
Net Income                    $869         ($529)          $340        $4,955       ($1,078)        $3,878         ($361)
                           =======       =======        =======      ========       =======       ========       =======
Per Share
amounts-Basic and
Diluted:
   Basic net income
   per common share          $0.17         $0.35          $0.09         $0.96         $0.72          $1.06        $(0.07)
   Diluted net
   income per common
   share                     $0.17         $0.35          $0.09         $0.96         $0.72          $1.06        $(0.07)

Weighted average
  shares of common
  stock
  outstanding:(2)
   Basic                     5,181        (1,500)         3,681         5,164        (1,500)         3,664         5,180
   Diluted                   5,183        (1,500)         3,683         5,166        (1,500)         3,666         5,180

Ratio of Earnings to
  Fixed Charges(3)            1.58                         0.79          4.82                         1.95          0.96


SELECTED BALANCE SHEET DATA:

                                                              AT JULY 1, 2005                          AT DECEMBER 31, 2004
                                         ------------------------------------------------------------  --------------------
                                             ACTUAL          ADJUSTMENTS          PRO FORMA                  ACTUAL
                                         ----------------------------------------------------------------------------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)

Cash and Equivalents                     $  2,008            $      0             $  2,008                 $    556
Total current assets                       37,875                   0               37,875                   38,069
Net intangible assets(4)                    6,826                 833                7,659                    6,842
Total assets                               68,109                 833               68,942                   69,370

Short-term debt(5)                          9,012                (750)               8,262                    7,605
Total current liabilities                  22,498                (750)              21,748                   21,885
Long-term debt(6)                          14,484              12,524               27,008                   16,708
Total liabilities                          37,643              11,774               49,417                   39,635

Total shareholders' equity(7)              30,466             (10,940)              19,526                   29,735
Shares outstanding(2)                       5,183              (1,500)               3,683                    5,173
Net book value per share                 $   5.88            $   7.29             $   5.30                 $   5.75

-----------
Notes to financial information.

(1) Assumes (a) $15 million of proceeds from an unsecured subordinated debt agreement, $14.5 million of which will be allocated to indebtedness with coupon rate of 12% and $0.5 million of which will be allocated to detachable warrants, adjusted for discount accounted for by the interest method for portion of proceeds ascribed to detachable warrants, (b) reductions of existing revolver and term debt borrowings, as applicable under the terms of senior secured financing in place at the beginning of each period, and (c) amortization of $0.8 million of legal and financing costs related to the senior and subordinated unsecured borrowings on a straight line basis over four (4) and seven (7) years terms, respectively.

(2) Assumes maximum number of shares tendered (1,500,000).

(3) For the year ended January 2, 2004 and for the pro forma period for the six-months ended July 1, 2005, earnings were inadequate to cover fixed charges. The deficiencies were $42,000 and $255,000 for the year ended January 2, 2004 and for the pro forma period for the six-months ended July 1, 2005, respectively.

(4) Assumes legal and professional fees related to $0.8 million of legal and debt cost fees related to both amended senior secured and subordinated unsecured financing.

(5) Assumes reduction of revolver loan borrowings to the extent proceeds from subordinated unsecured debt not used to fund stock repurchase, repayment of term indebtedness, and payment of related financing costs.

(6) Assumes new borrowings of unsecured subordinated indebtedness are used in part to repay $2.0 million of existing term debt.

(7) Assumes purchase of 1,500,000 shares at the maximum tender price of $7.50 per share, including $0.2 million of related costs, offset by $0.5 million of proceeds ascribed to detachable warrants.